October 25, 2019

Adi Sideman
President & Chief Executive Officer
YouNow, Inc.
161 Bowery Street, 6th Floor
New York, New York 10002

       Re: YouNow, Inc.
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 1
           Filed September 27, 2019
           File No. 024-11018

Dear Mr. Sideman:

        We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Offering Circular Amendment No. 1

General

1. Please revise to state that PeerStream, Inc. is a statutory underwriter under Section
      2(a)(11) of the Securities Act. We note your statement that app developers will be receiving Props Tokens from you with a view to distribute Props Tokens to app users. To the extent that you revise your disclosure regarding PeerStream, Inc. in response to this comment, also revise disclosure discussing not yet named third party app developers that may distribute your tokens.
2. Please tell us whether any sales were made pursuant to your offering statement during the period in which you were not current in filings pursuant to Rule 257(b) of Regulation A.
      In this regard we note that your Form 1-SA filed October 9, 2019 was due within 90 calendar days after the six months ended June 30, 2019, the semiannual period covered by the report. Refer to Rule 251(d)(3)(i)(F) for guidance.
 Adi Sideman
FirstNameInc.
YouNow, LastNameAdi Sideman
Comapany NameYouNow, Inc.
October 25, 2019
October 25, 2019 Page 2
Page 2
FirstName LastName
3. Please provide us your analysis as to whether identifying your first third party developer represents a fundamental change pursuant to Rule 252(f)(2)(ii). In this regard we note not only that PeerStream appears to be a statutory underwriter but also that the use of a third party developer appears to be a key part of your ongoing business plan.
4.       We note that you have filed what appears to be the form of Props App
Services
         Agreement with PeerStream as an exhibit pursuant to Item 17(1) of Part III of Form 1-A.
         We note, however, that you have omitted certain attachments from this agreement, such as usage guidelines and AML/KYC/OFAC standards. Please clarify if you intend to file the complete agreement at later date or otherwise provide us with an analysis as to why these omitted attachments are not material.
5. Please tell us the number of apps for which you currently have agreements to distribute your tokens. You refer to PeerStream, Inc. as the Third Party App Developer. We also note the July 11, 2019 TechCrunch article stating that four partnered apps will be applying
         Props Tokens to their apps.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
53

6. As required by Item 9 of Form 1-A, please revise to discuss the issuer's financial condition, changes in financial condition and results of operations for the interim periods presented, including the causes of material changes from period to period in financial statement line items, to the extent necessary for an understanding of the issuer's business as a whole.
Description of the Props Token's Role in Helping to Align Incentives of Network Participants, page 97

7. Please tell us what plans the Third Party App Developer has to distribute Props Tokens to other third parties. We note the last sentence of the third bullet point.
Financial Statements, page F-1

8. Please update your post-qualification amendment to include interim financial statements for YouNow, Inc. Refer to Part F/S (c)(1) of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Adi Sideman
YouNow, Inc.
October 25, 2019
Page 3

        You may contact Michelle Miller at (202) 551-3368 or Marc Thomas at
(202) 551-
3452 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at (202) 551-3859 or Erin E. Martin at (202) 551-3391 with any other questions.



FirstName LastNameAdi Sideman                            Sincerely,
Comapany NameYouNow, Inc.
                                                         Division of
Corporation Finance
October 25, 2019 Page 3                                  Office of Finance
FirstName LastName